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EXHIBIT 22.2

Notice of Shareholder Action



WESTSTAR  GROUP,  INC.
5  Clancy Lane South
Rancho  Mirage,  California  92270


NOTICE   OF   SHAREHOLDER   ACTION


To the Shareholders of Weststar Group, Inc.

Pursuant to written shareholder consents ("Shareholder Consent") obtained from a majority of the shareholders of Weststar Group, Inc. (the "Company"), the following resolutions were adopted, approved and acted upon:

1] The Company's Articles of Incorporation were amended to change the name of the Company to Arena Group, Inc.

2] A recapitalization of the Company's issued and outstanding shares of $0.001 par value common stock (the "Weststar Shares"), pursuant to which the Weststar Shares will be reverse split or consolidated, on a 1-for-7 basis, whereby shareholders will be entitled to receive one (1) share of the Company's Arena Group, Inc. common stock (the "Arena Shares") for each seven (7) Weststar Shares now held.

3] The election of Lloyd T. Rochford and Denny W. Nestripke as directors of the Company to serve for the period of one year, in accordance with the provisions of the Company's Articles of Incorporation and its bylaws and until their successors are elected and qualified.

4] To affirm the appointment of the independent certified public accounting firm of Hansen, Barnett & Maxwell as the Company's auditors.

5] To support the change of the Company's fiscal year end to July 31, commencing with the period ended July 31, 1996, for financial reporting purposes and to petition the Internal Revenue Service to allow for a similar change for tax purposes.


Only Shareholders of Record at the Close of Business on July 22, 1997, (The "Record Date") Were Entitled to Vote on the above Resolutions. Shareholders Holding in Excess of Fifty Percent (50%) of the Issued and Outstanding Common Stock on the Record Date Voted in Favor of the above Resolutions.

Sincerely,

/s/ Lloyd T. Rochford
    -----------------
Director & Chief Executive Officer
Rancho Mirage, California
Dated: August 27, 1997